Exhibit 99.2

UMC will attend investor conferences on 2024/05/23

1. Date of institutional investor conference: 2024/05/23~2024/05/24

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “EV and Tech Virtual Conference 2024”, held by CGS-CIMB Securities.

5. Any other matters that need to be specified: None